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                        [LETTERHEAD OF LOCKHEED MARTIN]



                                                           FOR IMMEDIATE RELEASE
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LOCKHEED MARTIN, MARTIN MARIETTA MATERIALS ANNOUNCE FINAL EXCHANGE OFFER
PRORATION FACTOR

BETHESDA, Maryland and RALEIGH, North Carolina, October 25 -- Lockheed Martin Corporation (NYSE:LMT) and Martin Marietta Materials (NYSE:MLM) announced today a final proration factor of 17.97 percent for the exchange offer through which Lockheed Martin shareholders were given the opportunity to exchange shares of Lockheed Martin common stock for common stock in Martin Marietta Materials, Inc.

The exchange offer, which was oversubscribed, expired at midnight last Friday. Based on the final count by the exchange agent, 42,881,411 shares of Lockheed Martin stock were tendered for exchange, including 253,120 shares held by eligible odd-lot shareholders. In accordance with the terms of the exchange offer, Lockheed Martin has unconditionally accepted 7,913,136 shares of Lockheed Martin in exchange for the 37,350,000 shares of Martin Marietta Materials that it owned. All shares tendered by eligible odd-lot shareholders will be accepted; all other shares tendered will be prorated at 17.97 percent.

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As a result of this transaction, Lockheed Martin has no remaining ownership interest in Martin Marietta Materials and has reduced its common shares outstanding by 7,913,136, or approximately 4 percent, to 192,542,724 shares. Martin Marietta Materials has 46,079,300 shares outstanding.

Certificates for shares of Martin Marietta Materials common stock, checks in lieu of fractional Martin Marietta Materials shares, and Lockheed Martin shares tendered but not accepted for exchange will be mailed on or about October 31 as designated by the tendering shareholder.

Lockheed Martin, headquartered in Bethesda, Maryland, is a diversified enterprise focused on the research, development, design, manufacture and integration of advanced-technology products and services.

Martin Marietta Materials, based in Raleigh, North Carolina, is the second largest producer in the U.S. of aggregates used for the construction of highways and other infrastructure projects, and for commercial and residential construction, and also produces products for the steel industry and for industrial, environmental and agricultural applications.

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CONTACT:  Charles Manor, Lockheed Martin News & Information, 301/897-6258
          James Ryan, Lockheed Martin Investor Relations, 301/897-6584 Janice Henry, Martin Marietta Materials, 919/783-4658